UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

United Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

911268100

(CUSIP Number)

Mark R. Goldston
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, CA 91367
(818) 287-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark R. Goldston N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,994,457

	8.	Shared Voting Power 608,581

	9.	Sole Dispositive Power 2,744,457

	10.	Shared Dispositive Power 608,581

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,038

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3% (based on the number of shares of Common Stock outstanding as of market close on July 17, 2006)

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this "Amendment") amends the Statement on Schedule 13D, dated May 9, 2005, as amended by Amendment No. 1 thereto, dated March 2, 2006 ("Amendment No. 1"), filed with the Securities and Exchange Commission ("SEC") by Mark R. Goldston (the "Reporting Person") relating to shares of the common stock, $.0001 par value per share ("Common Stock"), of United Online, Inc.

The purpose of this Amendment is to report a material change in the number of shares beneficially owned by the Reporting Person since the filing of Amendment No. 1.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby supplemented as follows:

Pursuant to the Sales Plan (as defined in Amendment No. 1), the Reporting Person has engaged in open market sales of an aggregate of 875,302 shares of Common Stock from March 15, 2006 through July 17, 2006.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

(a)   As of market close on July 17, 2006, Mr. Goldston was the beneficial owner of 3,603,038 shares of Common Stock, which comprises 5.3% of the 64,932,696 shares of Common Stock outstanding as of market close on July 17, 2006 (including shares subject to Mr. Goldston’s options which are currently exercisable or which will become exercisable within 60 days of July 17, 2006). Mr. Goldston’s beneficial ownership includes 2,744,457 shares subject to options which are currently exercisable or which will become exercisable within 60 days of July 17, 2006.

(b)   As of market close on July 17, 2006, Mr. Goldston had (i) sole power to vote 2,994,457 shares of Common Stock; (ii) shared power to vote 608,581 shares of Common Stock, which are owned by the Mark and Nancy Jane Goldston Family Trust dated November 8, 1997 (the “Trust Shares”);

(iii) sole power to dispose of 2,744,457 shares of Common Stock; and (iv) shared power to dispose the 608,581 Trust Shares.

(c)    During the past 60 days, Mr. Goldston sold shares of Common Stock on the open market pursuant to the Sales Plan, as described below:

Date	Number of Shares Sold	Price Range
7/17/06	9,324	$10.85 – 10.92
7/14/06	9,324	$10.83 – 11.18
7/13/06	9,324	$11.12 – 11.45
7/12/06	9,324	$11.42 – 11.74
7/11/06	9,324	$11.30 – 11.59
7/10/06	9,324	$11.53 – 11.72
7/07/06	9,324	$11.39 – 11.61
7/06/06	9.324	$11.63 – 11.90
7/05/06	9,324	$11.53 – 11.84
7/03/06	9,324	$11.91 – 12.04
6/30/06	9,324	$11.82 – 12.02
6/29/06	9,324	$11.55 – 11.74
6/28/06	9,324	$11.29 – 11.63
6/27/06	9,331	$11.17 – 11.41
6/26/06	9,228	$11.03 – 11.21
6/23/06	9,228	$10.81 – 11.05
6/22/06	9,228	$11.20 – 11.28
6/21/06	9,228	$11.01 – 11.16
6/20/06	9,228	$11.12 – 11.28
6/19/06	9,228	$11.15 – 11.40
6/16/06	9,228	$11.25 – 11.55
6/15/06	9,228	$11.43 – 11.54
6/14/06	9,228	$11.35 – 11.63
6/13/06	9,228	$11.25 – 11.73
6/12/06	9,228	$11.21 – 11.51
6/09/06	9,228	$11.51 – 11.81
6/08/06	9,228	$11.50 – 11.78
6/07/06	9,228	$11.55 – 12.00
6/06/06	9,228	$11.54 – 11.86
6/05/06	9,228	$11.67 – 12.05
6/02/06	9,228	$11.81 – 12.06
6/01/06	9,228	$11.87 – 12.01
5/31/06	9,228	$11.76 – 12.03
5/30/06	9,228	$11.83 – 12.32
5/26/06	9,228	$12.10 – 12.32
5/25/06	9,228	$12.07 – 12.29
5/24/06	9,228	$11.85 – 12.18
5/23/06	9,228	$11.68 – 12.14
5/22/06	9,228	$11.52 – 11.89
5/19/06	9,228	$11.57 – 11.88
5/18/06	9,228	$11.54 – 11.80

(d)    Except for the Trust Shares, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Goldston.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2006
Date
/s/ Mark R. Goldston
Signature
Mark R. Goldston
Name/Title